UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                  Alexander Energy Corporation
                        (Name of Issuer)

             Common Stock, par value $0.03 per share
                 (Title of Class of Securities)

                           014617 20 3
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0800
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 26, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No.  014617 20 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          High River Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               1,193,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               1,193,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,193,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 9.7 percent

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No.  014617 20 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Riverdale Investors Corp., Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,193,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,193,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,193,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 9.7 percent

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  014617 20 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               1,193,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               1,193,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,193,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 9.7 percent

14   TYPE OF REPORTING PERSON*
          IN

                  SCHEDULE 13D-AMENDMENT NO. 1

         The undersigned Registrants hereby amend their statement on Schedule 13D relating to the common stock, par value $.03 per share, of Alexander Energy Corporation as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Registrants' prior statements on
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended to add the following:

         The aggregate purchase price of the 125,000 Shares purchased by High River on July 26, 1995 was $593,750.00. The source of funding for the purchase of these Shares was the general working capital of High River and capital contributions by each of Riverdale and Highcrest Investors Corp.

Item 5.  Interest in Securities of Issuer

         Item 5(a) is hereby amended to add the following:

         (a) As of the close of business on July 26, 1995, Registrants may be deemed to beneficially own in the aggregate
1,193,000 Shares, representing approximately 9.7 percent of the Issuer's outstanding Shares (based upon the number of Shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended March
31, 1995). Registrants have direct beneficial ownership of the Shares as follows:

                   NUMBER OF      APPROXIMATE PERCENTAGE OF
NAME               SHARES         OUTSTANDING SHARES

High River         1,193,000      9.7 percent


         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.

         Item 5(c) is hereby amended to add the following:

         (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by each of the persons named in Item 5(a) above. Each transaction set forth below reflects an open market purchase effected over the counter.


               PRICE PER     HIGH RIVER
TRADE DATE     SHARE ($)     SHARES

7/26/95        4.7500        125,000


                           SIGNATURES
         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on
Schedule 13D concerning the common stock, par value $.03 per share, of Alexander Energy Corporation, an Oklahoma corporation, is true, complete and correct.

Dated:  July 27, 1995


                                  RIVERDALE INVESTORS CORP., INC.



                                  By:   /s/ Robert J. Mitchell
                                        Robert J. Mitchell
                                  Its:  Vice President and
                                        Treasurer


                                  HIGH RIVER LIMITED PARTNERSHIP

                                  By:   RIVERDALE INVESTORS CORP.,
                                        INC.
                                  Its: General Partner



                                  By:   /s/ Robert J. Mitchell
                                        Robert J. Mitchell
                                  Its:  Vice President and
                                        Treasurer



                                  /s/ Carl C. Icahn
                                  Carl C. Icahn





       [Signature Page of Amendment No. 1 to Schedule 13D with respect to Alexander Energy Corporation]